UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RECEIPT OF NOTICE FROM THE COLOMBIAN STOCK EXCHANGE INFORMING

THAT AVIANCA HOLDINGS S.A.’S SHARES WILL BEGIN TRADING BY AUCTION

Bogotá D.C., May 22, 2020—Avianca Holdings S.A. (NYSE: AVH, BVC: PFAVH) (the “Company” or “Avianca”) informs that the Colombian Stock Exchange (“BVC”) notified the Company that trading of its preferred stock (BVC: PFAVH), will be conducted by means of auctions starting on May 26, 2020.

Pursuant to the BVC’s notice, the decision was adopted by its Equity Technical Committee due to: (i) Avianca’s voluntary filing for protection under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York; (ii) the New York Stock Exchange’s (“NYSE”) decision to commence the delisting process of Avianca’s ADRs; (iii) the fact that, as a result of (i) and (ii) above, the price of Avianca’s shares on the BVC has been subject to increased volatility (iv) the existence of a percentage of unsatisfied offers in view of the number of shares currently in circulation; and (v) the fact that instruments subject to trading by auction there are no applicable ranges of prices for the placing of trades, which allows for a more efficient price formation process under the current circumstances.

Market participants and investors should note that pursuant to the regulations of the BVC auction system, trades can only be registered during a specific auction period, and that any resulting transactions must be executed as provided by BVC regulations.

For more information, please consult your investment advisor, stockbroker, securities’ management company, in addition to reviewing the BVC regulations which can be found in the following link: https://bit.ly/3bO0far.

About Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers. On February 22, 2019, the Company announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of the Company was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

For further information:

Investor Contact

Investor Relations

ir@avianca.com

(571) (5877700)

Media Contacts

Avianca in Colombia and South America:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Avianca in USA, Central America and Europe:

Adriana Paulinne Sánchez, Corporate Communications

Adriana.sanchez@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 (917) 282 8908

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary